Exhibit 99.1

Marti announces up to $2.5M share repurchase program

Turkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today announced a share repurchase program.

The Company’s Board of Directors (the “Board”) today authorized a share repurchase program under which the Company may repurchase up to $2.5 million of its outstanding Class A ordinary shares, representing approximately 7.9% of the Company’s market capitalization as of January 9, 2024 with a closing price of $0.6510. The repurchase program is effective immediately and is valid for a period of six months from such date (the “Repurchase Program”). Under the Repurchase Program, the Company may repurchase Class A ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Board may periodically review the Company’s Repurchase Program and decide to extend its terms or increase the authorized amount. The Repurchase Program may also be suspended or discontinued by the Board at any time.

The Repurchase Program is being financed from the proceeds of a $5.0 million convertible note investment made by Farragut Square Global Master Fund,. The convertible note carries an exercise price of $1.65 per share. The remaining proceeds of the convertible note which are not applied towards the Repurchase Program will be used for general corporate purposes, including to further accelerate the growth of Marti’s ride-hailing service.

Alper Oktem, Marti’s Founder and CEO, said “Following our strong performance and the growth of our ride-hailing business, this Repurchase Program demonstrates our Board’s belief in the value of our shares. As the Repurchase Program will be financed by the $5.0 million transaction of convertible notes, we believe that it will create immediate value for our shareholders. Furthermore, the unused portion of the proceeds from convertible note transaction will enable us to invest in our business and increase the pace of growth in our ride-hailling service, which we believe will create longer term value for our shareholders.”

The specific timing and amount of repurchases will be at the discretion of the Company’s management team, and will depend on a variety of factors, including its assessment of the intrinsic value of the Company’s Class A ordinary shares, the market price of the Company’s Class A ordinary shares, general market and economic conditions, available liquidity, compliance with the Company’s debt and other agreements, applicable legal, regulatory and contractual restrictions and the Company’s capital and business strategy.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car and motorcycle drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Statements:

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the Repurchase Program and the Company’s expectation with respect to future performance and expected growth in the ride-hailing service and the timing of occurrence related to any of the foregoing. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech